================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   -----------

                           BETHLEHEM STEEL CORPORATION
                                (Name of Issuer)

                                   -----------

Common Stock, $1.00 par value per share                             087509105
  (Title of class of securities)                                 (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                November 9, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 15 pages)

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NY2:\981390\06\l18%06!.DOC\56392.0003

-----------------------------------------------------                       -------------------------------------------------------

CUSIP No. 087509105                                           13D                      Page 2 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENWAY PARTNERS, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3714238
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                           2,491,900
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                      2,491,900
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0

----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             2,491,900
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.9%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  -----------------------------------------------------------------------------------------------------------


-----------------------------------------------------                       --------------------------------------------------------
CUSIP No. 087509105                                           13D                      Page 3 of 15 Pages
-----------------------------------------------------                       --------------------------------------------------------

----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENTREE PARTNERS, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3752875
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, 00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                            635,100
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                       635,100
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0
----------------------  ------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                              635,100
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT
                        IN ROW (11):                                                                                    0.5%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  ------------------------------------------------------------------------------------------------------------


-----------------------------------------------------                       --------------------------------------------------------
CUSIP No. 087509105                                           13D                      Page 4 of 15 Pages
-----------------------------------------------------                       --------------------------------------------------------

----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENHOUSE PARTNERS, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3793447
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, AF, 00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                               0
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         2,491,900
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    2,491,900
----------------------  ------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             2,491,900
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.9%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  ------------------------------------------------------------------------------------------------------------

-----------------------------------------------------                       -------------------------------------------------------
CUSIP No. 087509105                                           13D                      Page 5 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENHUT  L.L.C.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3793450
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, AF, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                               0
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                          635,100
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                     635,100
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                              635,100
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT
                        IN ROW (11):                                                                                     0.5%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        OO
----------------------  -----------------------------------------------------------------------------------------------------------


-----------------------------------------------------                       -------------------------------------------------------
CUSIP No. 087509105                                           13D                      Page 6 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENBELT CORP.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3791931
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                           3,340,000
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                      3,340,000
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0
----------------------  ------------------     -------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             3,340,000
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   2.5%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        CO
----------------------  ------------------------------------------------------------------------------------------------------------


-----------------------------------------------------                       -------------------------------------------------------
CUSIP No. 087509105                                           13D                      Page 7 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENSEA OFFSHORE, L.P.
                        S.S. OR I.R.S. IDENTIFICATION NO.
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Cayman Islands
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                           1,800,000
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                             0
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                      1,800,000
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                        0
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             1,800,000
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.4%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        PN
----------------------  -----------------------------------------------------------------------------------------------------------


-----------------------------------------------------                       -------------------------------------------------------
CUSIP No. 087509105                                           13D                      Page 8 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GREENHUT OVERSEAS, L.L.C.
                        S.S. OR I.R.S. IDENTIFICATION NO.                                13-3868906
                        OF ABOVE PERSON
----------------------  ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             WC, AF, 00
----------------------  ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------- ------------------     -------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                               0
          SHARES
                      - ------------------     -------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         1,800,000
         OWNED BY
                      - ------------------     -------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                          0
         REPORTING
                      - ------------------     -------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    1,800,000
----------------------  ------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             1,800,000
----------------------  ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   1.4%
----------------------  ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        OO
----------------------  ------------------------------------------------------------------------------------------------------------

-----------------------------------------------------                       -------------------------------------------------------
CUSIP No. 087509105                                           13D                      Page 9 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         ALFRED D. KINGSLEY
                        S.S. OR I.R.S. IDENTIFICATION NO.
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             PF, AF, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                            821,900
          SHARES
                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         8,267,000
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                       821,900
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    8,267,000
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             9,088,900
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   6.9%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        IN
----------------------  -----------------------------------------------------------------------------------------------------------

-----------------------------------------------------                       -------------------------------------------------------
CUSIP No.087509195                                            13D                      Page 10 of 15 Pages
-----------------------------------------------------                       -------------------------------------------------------

----------------------  -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON                                         GARY K. DUBERSTEIN
                        S.S. OR I.R.S. IDENTIFICATION NO.
                        OF ABOVE PERSON
----------------------  -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a)     [x]
                                                                                                                  (b)     [_]
----------------------  -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY
----------------------  -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS:                                                             PF, AF, 00
----------------------  -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)            [_]
----------------------  -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States
----------------------- ------------------     ------------------------------------------------------------------------------------
         NUMBER OF      7                      SOLE VOTING POWER:                                            5,000
          SHARES

                      - ------------------     ------------------------------------------------------------------------------------
       BENEFICIALLY     8                      SHARED VOTING POWER:                                         8,267,000
         OWNED BY
                      - ------------------     ------------------------------------------------------------------------------------
           EACH         9                      SOLE DISPOSITIVE POWER:                                        5,000
         REPORTING
                      - ------------------     ------------------------------------------------------------------------------------
        PERSON WITH     10                     SHARED DISPOSITIVE POWER:                                    8,267,000
----------------------  -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                        PERSON:                                                                             8,272,000
----------------------  -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                                                                        [_]
----------------------  -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   6.2%
----------------------  -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON:                                        IN
----------------------  -----------------------------------------------------------------------------------------------------------


           This Amendment No. 1 (this "Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on August 16, 1999 by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley ("Kingsley") and Gary
K. Duberstein ("Duberstein"; and together with the foregoing persons, the "Reporting Persons"). Capatalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Since the filing of the Schedule 13D:

           Greenway purchased an aggregate of 766,300 Shares for total consideration (including brokerage commissions) of $3,131,596 derived from the capital of Greenway and indebtedness from Bear Stearns & Co. Inc. and Spear, Leeds & Kellogg.

           Greentree purchased an aggregate of 279,100 Shares for total consideration (including brokerage commissions) of $1,061,983 derived from the capital of Greentree and indebtedness from Bear Stearns & Co. Inc. and Spear, Leeds & Kellogg.

           Greensea purchased an aggregate of 355,000 Shares for total consideration (including brokerage commissions) of $2,296,453 derived from the capital of Greensea and indebtedness from Bear Stearns & Co. Inc. and Spear, Leeds & Kellogg.

           Accounts managed by Greenbelt purchased an aggregate of 590,300 Shares for total consideration (including brokerage commissions) of $2,839,553 derived from capital in the managed accounts and indebtedness from Bear, Stearns & Co. Inc. and Spear, Leeds & Kellogg.

           Kingsley purchased an aggregate of 354,900 Shares for total consideration (including brokerage commissions) of $1,206,391 and indebtedness from Bear Stearns & Co., Inc. and Spear, Leeds & Kellogg.

ITEM 4.    PURPOSE OF THE TRANSACTION

           On November 9, 2000, Greenway notified Bethlehem Steel Corporation (the "Company") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, of its intention to present a proposal for action at the annual meeting of the Company's shareholders to be held in 2001 and requested that the Company include Greenway's proposal and a supporting statement in its proxy materials.

           Greenway proposed that the Company purchase a substantial number of Shares in an issuer self-tender. Greenway, in its supporting statement, outlined its belief that the decline in the Share price simultaneously with an industry-wide downturn presents an attractive investment opportunity for the Company. As a result of repurchasing Shares, Greenway believes that, upon industry-wide improvement, the Company's remaining Shares will receive the benefit of both increased earnings and fewer Shares outstanding, leading to a substantial increase in the market price of Shares. In addition, Greenway also called for the Board to cut expenses deeper and faster than the Board planned and to lead the industry in consolidation. Greenway also suggested that the Company could raise several hundred million dollars through asset sales that could be used for the issuer self-tender and for debt repayments.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 9,093,900 Shares constituting 6.9% of the outstanding Shares (the percentage of Shares owned being based upon 132,470,653 Shares outstanding at September 30, 2000, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                                                         Approximate
                         Number of                      Percentage of
Name                      Shares                     Outstanding Shares
----                      ------                     ------------------

Greenway                2,491,900                           1.9%
Greentree                 635,100                           0.5%
Greenbelt               3,340,000                           2.5%
Greensea                1,800,000                           1.4%
Kingsley                  821,900                           0.6%
Duberstein                  5,000                      less than 0.1%

           Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares that Greenway may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

           Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares that Greenhut may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

           Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares that Greenhut Overseas may be deemed to beneficially own. Each of Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

           Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. Each of Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares that Greenbelt beneficially owns. Each of Kingsley and Duberstein hereby disclaims beneficial ownership of such Shares for all other purposes.

           (b) Greenway has the sole power to vote or direct the vote of 2,491,900 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           Greentree has the sole power to vote or direct the vote of 635,100 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           Greensea has the sole power to vote or direct the vote of 1,800,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           Greenbelt has the sole power to vote or direct the vote of 3,340,000 Shares and the sole power to dispose or direct the disposition of such Shares. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           Kingsley has the sole power to vote or direct the vote of 821,900 Shares and the sole power to dispose or direct the disposition of such Shares.

           Duberstein has the sole power to vote or direct the vote of 5,000 Shares and the sole power to dispose or direct the disposition of such Shares.

           (c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 3 attached hereto, which is incorporated herein by reference.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except the dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt will be delivered into each such respective account. None of such individual managed accounts has an interest in more than five percent of the class of outstanding Shares.

           (e) Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           The following Exhibit is filed herewith:

           3. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES


           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: November 10, 2000


GREENHOUSE PARTNERS, L.P.              GREENWAY PARTNERS, L.P.

                                       By: Greenhouse Partners, L.P., its
By: /s/ Gary K. Duberstein                 general partner
    ------------------------------
    Gary K. Duberstein, general
    partner                                By: /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, general
                                               partner

GREENHUT, L.L.C.                       GREENTREE PARTNERS, L.P.

                                       By: Greenhut, L.L.C., its general
By: /s/ Gary K. Duberstein                  partner
    ------------------------------
    Gary K. Duberstein, Member
                                           By: /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.              GREENSEA OFFSHORE, L.P.

                                       By: Greenhut Overseas, L.L.C., its
By: /s/ Gary K. Duberstein                 investment general partner
    ------------------------------
    Gary K. Duberstein, Member
                                           By: /s/ Gary K. Duberstein
                                               ---------------------------------
                                               Gary K. Duberstein, Member

                                       GREENBELT CORP.

                                       By: /s/ Alfred D. Kingsley
                                           -------------------------------------
                                             Alfred D. Kingsley, President


                                           /s/ Alfred D. Kingsley
                                           -------------------------------------
                                           Alfred D. Kingsley


                                           /s/ Gary K. Duberstein
                                           -------------------------------------
                                           Gary K. Duberstein

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------

    3. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.












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